Level Brands, Inc.
4521 Sharon Road, Suite 450
Charlotte, NC 28211

Telephone (704) 362-6345

September 6, 2018

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Re:         Level Brands, Inc.
Request for Withdrawal of Registration Statement on Form S-3 (File No. 333-226854)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Level Brands, Inc. (the “Registrant”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consents to the withdrawal, effective as of the date hereof, of the Registrants’ Registration Statement on Form S-3 (File No. 333-226854) filed with the Commission on August 15, 2018, together with all exhibits thereto (collectively, the “Registration Statement”). No securities have been issued or sold under the Registration Statement. The Registration Statement has not been declared effective by the Commission.

The Registrant is requesting withdrawal of the Registration Statement because as the Registrant has determined it is not presently eligible to file a registration statement on Form S-3. The Registrant expects to refile a similar registration statement on Form S-3 following the date on which it is eligible to make such filing.

The Registrant also respectfully requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Registrant for future use.

Thank you for your assistance with this request. If you have any questions or require any further information, please contact Brian A. Pearlman, Esq., Pearlman Law Group LLP at (954) 880-9484.

Sincerely,

Level Brands, Inc.
By: /s/ Mark S. Elliott
Mark S. Elliott
Chief Financial Officer and Chief Operating Officer